Exhibit 4.3

STOCKHOLDERS AGREEMENT

DATED AS OF JUNE 6, 2023

AMONG

BENEFICIENT,

BENEFICIENT HOLDINGS INC.,

HICKS HOLDINGS OPERATING, LLC AND

BRUCE SCHNITZER

i

STOCKHOLDERS AGREEMENT

This Stockholders Agreement (as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of June 6, 2023 is made and entered into by and among Beneficient, a Nevada corporation (the “Company”), Beneficient Holdings Inc. (“Class B Holder 1”), Hicks Holdings Operating, LLC (“Class B Holder 2”) and Bruce Schnitzer (“Class B Holder 3” and, together with Class B Holder 1 and Class B Holder 2, the “Class B Holders”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on September 21, 2022, The Beneficient Company Group, L.P., a Delaware limited partnership (“BCG”), Beneficient Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of BCG, Beneficient Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of BCG, and Avalon Acquisition Inc., a Delaware corporation, entered into that certain Business Combination Agreement (as it may be amended after the date hereof, the “Business Combination Agreement”);

WHEREAS, on June 6, 2023, BCG converted into the Company, a Nevada corporation, pursuant to a statutory conversion (the “Conversion”), and pursuant to the Conversion, the Class B Holders Beneficially Own 100% of the shares of Class B common stock, par value $0.001 per share, of the Company (“Class B Common Stock”); and

WHEREAS, in anticipation of the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”) and pursuant to the terms thereof, the Persons party hereto are entering into this Agreement on the date hereof, to be effective upon the Closing (the “Effective Date”), to set forth certain understandings between such Persons with respect to certain governance and other matters of the Company following the Closing.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Persons party hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.

INTRODUCTORY MATTERS

Section 1.01 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Action” means any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

“Agreement” has the meaning set forth in the Preamble hereto.

“Articles of Incorporation” means the Articles of Incorporation of the Company, as amended, restated and/ or amended and restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; and (b) any trust or other estate in which such Person has, directly or indirectly, at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

“BCG” has the meaning set forth in the Recitals hereto.

“BCH” means Beneficient Company Holdings, L.P., a Delaware limited partnership and non-wholly owned subsidiary of the Company.

“BCH Partnership Agreement” has the meaning set forth in Section 2.05.

“Ben LLC” means Beneficient Company Group, L.L.C., a Delaware limited liability company and wholly owned subsidiary of the Company.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act. “Board” means the board of directors of the Company.

“Business Combination Agreement” has the meaning set forth in the Recitals hereto.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York.

“Cause” means with respect to a Chief Executive Officer or any other executive officer of the Company, the entry by a court of competent jurisdiction of a final and non-appealable judgment determining that a Chief Executive Officer or any other executive officer of the Company acted or engaged in actual fraud or willful malfeasance.

“Class A Common Stock” means the Class A common stock, par value $0.001 per share, of the Company. “Class B Common Stock” has the meaning set forth in the Recitals hereto.

“Class B Holder 1” has the meaning set forth in the Preamble hereto. “Class B Holder 2” has the meaning set forth in the Preamble hereto. “Class B Holder 3” has the meaning set forth in the Preamble hereto.

“Class B Holders” has the meaning set forth in the Preamble hereto and, as the context may require, will also include any Permitted Transferee.

“Class B Threshold” has the meaning set forth in Section 2.01Section 2.01.

“Class B Holder 1 Threshold” has the meaning set forth in Section 2.01.

“Class B Holder 2 Threshold” has the meaning set forth in Section 2.01.

“Class B Holder 3 Threshold” has the meaning set forth in Section 2.01.

“Closing” has the meaning set forth in the Recitals hereto.

“Common Stock” means shares of Class A common stock, par value $0.001 per share, of the Company, shares of Class B Common Stock and any securities of the Company into which such shares are converted or reclassified or for which such shares are exchanged.

“Community Reinvestment Committee” has the meaning set forth in Section 2.01. “Company” has the meaning set forth in the Preamble hereto.

“Compensation Committee” has the meaning set forth in Section 2.01.

“control” (including its correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.

“Conversion” has the meaning set forth in the Recitals hereto. “Director” means any member of the Board.

“Effective Date” has the meaning set forth in the Recitals hereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Executive Committee” has the meaning set forth in Section 2.01.

“Exercising Class B Holders” has the meaning set forth in Section 3.03.

“Government Approval” means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from, or with any Governmental Authority, the giving of notice to, or registration with, any Governmental Authority, or any other action in respect of any Governmental Authority.

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau, arbitral panel or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Law” means any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income Tax treaty, Governmental Order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.

“Necessary Action” means, with respect to any Person and a specified result, all actions (to the extent such actions are not prohibited by applicable Law, within such Person’s control that do not directly conflict with any rights expressly granted to such Person pursuant to this Agreement, the Business Combination Agreement, the Articles of Incorporation or the bylaws) reasonably necessary and desirable within his, her or its control to cause such result, including, without limitation (i) calling special meetings of the Board or the stockholders of the Company, (ii) voting or providing a proxy with respect to the Shares Beneficially Owned by such Person, (iii) voting in favor of the adoption of stockholders’ resolutions and amendments to the Articles of Incorporation or bylaws, including executing written consents in lieu of meetings with respect thereto, (iv) requesting members of the Board (to the extent such members were elected, nominated or designated by the Person obligated to undertake such action) to act (subject to any applicable fiduciary duties) in a certain manner or causing them to be removed in the event they do not act in such a manner and (v) making, or causing to be made, with Governmental Authorities, all filings, registrations or similar actions that are required to achieve such a result.

“Nominating Committee” has the meaning set forth in Section 2.01. “Non-Recourse Party” has the meaning set forth in Section 4.15. “Offering Class B Holder” has the meaning set forth in Section 3.01.

“Optional Conversion” means a voluntary conversion of shares of Class B Common Stock into shares of Class A Common Stock not as a result of a Transfer in accordance with the provisions of the Articles of Incorporation.

“Permitted Transferee” has the meaning set forth in Section 4.06.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act and any Governmental Authority.

“Proposed Transfer” has the meaning set forth in Section 3.01. “Proposed Transfer Notice” has the meaning set forth in Section 3.02.

“Proposed Transfer Shares” means the shares of Class B Common Stock that a Class B Holder proposes to Transfer or to subject to an Optional Conversion in a Proposed Transfer subject to the provisions of Article III.

“Proposed Transferee” means any Person to whom an Offering Class B Holder proposes to make a Proposed Transfer.

“Right of First Refusal” has the meaning set forth in Section 3.01. “ROFR Notice” has the meaning set forth in Section 3.03. “ROFR Period” has the meaning set forth in Section 3.03.

“ROFR Price” means (a) if the Class A Common Stock is actively traded on a national securities exchange, the closing price per share of Class A Common Stock on the most recent trading day before the delivery of the Proposed Transfer Notice or (b) if the Class A Common Stock is not actively traded on a national securities exchange, (i) if the Proposed Transfer is an Optional Conversion, a good faith estimate of the fair value of a share of Class A Common Stock by the board of directors of the Company or (ii) if the Proposed Transfer is a Transfer, the price per share of Class A Common Stock of the proposed transfer.

“Significant Subsidiary” means any Subsidiary of the Company that constitutes a “significant subsidiary” under Rule 1-02(w) of Regulation S-K of the Securities Act of 1933, as amended.

“Subsidiary” of any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, which is directly or indirectly controlled by such Person or one or more of its respective Subsidiaries.

“Tax” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

Section 1.02 Construction. The language used in this Agreement will be deemed to be the language chosen by the Persons party hereto to express their mutual intent, and no rule of strict construction will be applied against any Person party hereto. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to sections of this Agreement unless otherwise specified.

ARTICLE II.

CORPORATE GOVERNANCE MATTERS

Section 2.01 Board of Directors.

(a) Unless otherwise determined by Class B Holders holding a majority of the outstanding shares of the Class B Common Stock, for so long as the Class B Threshold is met, the Board shall be comprised of at least nine (9) Directors, with holders of Class B Common Stock having the right to elect at least five (5) of such Directors. For (i) so long as the aggregate number of outstanding shares of Class B Common Stock is at least twenty-five percent (25%) of the number of shares of Class B Common Stock outstanding on the Effective Date, or (ii) if the condition in preceding clause (i) is not satisfied, so long as the aggregate capital account balances with respect to the limited partner interests in BCH held by the Class B Holders is an amount that is at least twenty percent (20%) of the aggregate capital account balances of such limited partner interests on the Effective Date (the condition in either clause (i) or clause (ii) being referred to as the “Class B Threshold”), each Class B Holder agrees to designate the Directors set forth below (collectively, the “Class B Directors”):

(i) provided that Class B Holder 1 or its Permitted Transferee continues to hold (A) at least twenty- five percent (25%) of the number of shares of Class B Common Stock held by Class B Holder 1 on the Effective Date, or (ii) if the condition in preceding clause (A) is not satisfied, the aggregate capital account balances with respect to the limited partner interests in BCH held by Class B Holder 1 is an amount that is at least twenty percent (20%) of the aggregate capital account balances of the limited partner interests in BCH held by Class B Holder 1 on the Effective Date (the condition in either clause (A) or clause (B) being referred to as the “Class B Holder 1 Threshold”), three (3) individuals designated by Class B Holder 1, who shall initially be Brad Heppner, James Silk and Derek Fletcher;

(ii) provided that Class B Holder 2 or its Permitted Transferee continues to hold (A) at least twenty- five percent (25%) of the number of shares of Class B Common Stock held by Class B Holder 2 on the Effective Date, or (ii) if the condition in preceding clause (A) is not satisfied, the aggregate capital account balances with respect to the limited partner interests in BCH held by Class B Holder 2 is an amount that is at least twenty percent (20%) of the aggregate capital account balances of the limited partner interests in BCH held by Class B Holder 2 on the Effective Date (the condition in either clause (A) or clause (B) being referred to as the “Class B Holder 2 Threshold”), one (1) individual designated by Class B Holder 2, who shall initially be Thomas Hicks; provided, however, that if Thomas Hicks declines to serve as a Director, then the Director designated by Class B Holder 2 will be Mack Hicks; provided, further, that if Mack Hicks declines to serve as a Director, then Class B Holder 1 shall designate such Director;

(iii) provided that Class B Holder 3 or its Permitted Transferee continues to hold (A) at least twenty- five percent (25%) of the number of shares of Class B Common Stock held by Class B Holder 3 on the Effective Date, or (ii) if the condition in preceding clause (A) is not satisfied, the aggregate capital account balances with respect to the limited partner interests in BCH held by Class B Holder 3 is an amount that is at least twenty percent (20%) of the aggregate capital account balances of the limited partner interests in BCH held by Class B Holder 3 on the Effective Date (the condition in either clause (A) or clause (B) being referred to as the “Class B Holder 3 Threshold”), one (1) individual designated by Class B Holder 3, who shall initially be Bruce Schnitzer; provided, however, that if Bruce Schnitzer declines to serve as a Director, then the Director designated by Class B Holder 3 will be Eliza Schnitzer; provided, further, that if Eliza Schnitzer declines to serve as a Director, then Class B Holder 1 shall designate such Director;

(iv) in the event that Class B Holder 2 ceases to satisfy the Class B Holder 2 Threshold, then (A) the number of Directors that Class B Holder 2 shall have the right to designate pursuant to Section 2.01(a)(ii) shall be reduced to zero (0), (B) Class B Holder 2 shall cause the Director designated by Class B Holder 2 to resign and (C) Class B Holder 1 shall designate the Director to fill the resulting vacancy;

(v) in the event that Class B Holder 3 ceases to satisfy the Class B Holder 3 Threshold, then (A) the number of Directors that Class B Holder 3 shall have the right to designate pursuant to Section 2.01(a)(iii) shall be reduced to zero (0), (B) Class B Holder 3 shall cause the Director designated by Class B Holder 3 to resign and (C) Class B Holder 1 shall designate the Director to fill the resulting vacancy; and

(vi) in the event that the Board determines to increase or decrease the total number of Directors serving on the Board, the Persons party hereto shall work together in good faith to promptly amend this Agreement to determine the effect of such increase or decrease on the designation rights of the Class B Holders set forth in this Agreement; provided that if the number of Class B Directors increases from five (5) to six (6), the Class B Holder 1 shall have the right to designate such additional Class B Director.

(b) For so long as the Class B Threshold is met, the majority of the Class B Directors shall designate the chairperson and vice chairperson of the Board.

(c) The Company and the Class B Holders shall take all Necessary Action to cause the election of the Directors as set forth in this Section 2.01 (including by nominating and appointing Class B Directors or, to the extent permitted under the Company’s organizational documents and applicable Law, removing Class B Directors (at the request of the Class B Holder entitled under Section 2.01(a) to designate such Class B Director) and promptly filling any vacancies created by reason of death, disability, retirement, removal or resignation of the Class B Directors with a new Class B Director designated by the Class B Holder entitled under Section 2.01(a) to designate such Class B Director).

(d) In connection with any meeting of the holders of Class B Common Stock called for the purpose of electing Directors, however called, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought or obtained by or from the holders of Class B Common Stock, the Company shall (i) include in the slate of nominees recommended by the Board for election at such meeting as Class B Directors, the Class B Directors, (ii) nominate and recommend such individual to be elected as a Director as provided herein and include such recommendation in the proxy statement (or consent solicitation or similar document) of the Company relating to the election of Directors, and (iii) solicit proxies or consents in favor thereof to the same extent, and in a manner no less favorable, as the Company solicits proxies or consents in favor of the other nominees of the Board.

(e) Neither the Company nor any Class B Holder shall take action to remove or cause the removal of any Class B Director, other than with the consent of the Class B Holder entitled under Section 2.01(a) to designate such Class B Director.

(f) The Board shall establish and maintain a compensation committee (the “Compensation Committee”) which, unless previously agreed to by the Class B Holders holding a majority of the Class B Common Stock held by the Class B Holders, shall be comprised of no more than four (4) Directors, with such powers as may be delegated to the Compensation Committee from time to time by the Board by resolution (or charter adopted thereby). At least two (2) members of the Compensation Committee shall be Class B Directors designated by the majority of the Class B Directors and the remaining members shall be designated by the Directors elected by holders of Class A Common Stock and Class B Common Stock, voting together as a single class. The majority of the Class B Directors shall designate one member of the Compensation Committee to be its chairperson. In the event of a tied vote on any matter brought before the Compensation Committee, the Board resolution or charter adopted thereby establishing the Compensation Committee shall provide that the chairperson of the Compensation Committee shall have the tiebreaking vote. The Board shall have the right to remove a member of the Compensation Committee with or without cause, and upon the removal or resignation of a member of the Compensation Committee that is a Class B Director, the Board shall appoint a replacement to the Compensation Committee meeting the requirements of this Section 2.01(f).

(g) The Board shall establish and maintain a nominating committee (the “Nominating Committee”) which, unless previously agreed to by the Class B Holders holding a majority of the Class B Common Stock held by the Class B Holders, shall be comprised of no more than four (4) Directors, with such powers as may be delegated to the Nominating Committee from time to time by the Board by resolution (or charter adopted thereby). At least two (2) members of the Nominating Committee shall be Class B Directors designated by the majority of the Class B Directors and the remaining members shall be designated by the Directors elected by holders of Class A Common Stock and Class B Common Stock, voting together as a single class. The majority of the Class B Directors shall designate one member of the Nominating Committee to be its chairperson. In the event of a tied vote on any matter brought before the Nominating Committee, the Board resolution or charter adopted thereby establishing the Nominating Committee shall provide that the chairperson of the Nominating Committee shall have the tiebreaking vote. The Board shall have the right to remove a member of the Nominating Committee with or without cause, and upon the removal or resignation of a member of the Nominating Committee that is a Class B Director, the Board shall appoint a replacement to the Nominating Committee meeting the requirements of this Section 2.01(g).

(h) The Board shall establish and maintain an executive committee (the “Executive Committee”) which, unless previously agreed to by the Class B Holders holding a majority of the Class B Common Stock held by the Class B Holders, shall be comprised of no more than four (4) Directors, with such powers as may be delegated to the Executive Committee from time to time by the Board by resolution (or charter adopted thereby). At least two (2) members of the Executive Committee shall be Class B Directors designated by the majority of the Class B Directors and the remaining members shall be designated by the Directors elected by holders of Class A Common Stock and Class B Common Stock, voting together as a single class. The majority of the Class B Directors shall designate one member of the Executive Committee to be its chairperson. In the event of a tied vote on any matter brought before the Executive Committee, the Board resolution or charter adopted thereby establishing the Executive Committee shall provide that the chairperson of the Executive Committee shall have the tiebreaking vote. The Board shall have the right to remove a member of the Executive Committee with or without cause, and upon the removal or resignation of a member of the Executive Committee that is a Class B Director, the Board shall appoint a replacement to the Executive Committee meeting the requirements of this Section 2.01(h).

(i) The Board shall establish and maintain a community reinvestment committee (the “Community Reinvestment Committee”) which, unless previously agreed to by the Class B Holders holding a majority of the Class B Common Stock held by the Class B Holders, shall be comprised of no more than four (4) members, with such powers as may be delegated to the Community Reinvestment Committee from time to time by the Board by resolution (or charter adopted thereby). The Board may appoint individuals that are not Directors or employees of the Company as members of the Community Reinvestment Committee; provided, however, that at least two (2) members on the Community Reinvestment Committee shall be designated by the majority of the Class B Directors and the remaining members shall be designated by the Directors elected by holders of Class A Common Stock and Class B Common Stock, voting together as a single class. The majority of the Class B Directors shall designate one member of the Community Reinvestment Committee to be its chairperson and one member of the Committee as its Lead Committee Member. In the event of a tied vote on any matter brought before the Community Reinvestment Committee, the Board resolution or charter adopted thereby establishing the Community Reinvestment Committee shall provide that the Lead Committee Member of the Community Reinvestment Committee shall have the tiebreaking vote. The Board shall have the right to remove a member of the Community Reinvestment Committee with or without cause, and upon the removal or resignation of a member of the Community Reinvestment Committee that is a Class B Director, the Board shall appoint a replacement to the Community Reinvestment Committee meeting the requirements of this Section 2.01(i).

Section 2.02 Other Rights of Stockholder Designees. Each Class B Director serving on the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of each Class B Director and provide each Class B Director with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Articles of Incorporation, bylaws or other organizational document of the Company, applicable Law or otherwise, which indemnification shall provide that the Company is the indemnitor of first resort.

Section 2.03 Compliance of Stockholder Designees. The Class B Holders shall use commercially reasonable efforts to cause the Class B Directors to comply with any qualification requirements for Directors set forth in the Articles of Incorporation, bylaws or other organizational document of the Company, and all policies, procedures, processes, codes, rules, standards and guidelines applicable to Directors, including the Company’s code of business conduct and ethics, any related person transactions approval policy, any securities trading policies, any Directors’ confidentiality policy and any corporate governance guidelines, and preserve the confidentiality of the Company’s business information, including the discussions of matters considered in meetings of the Board or any committee thereof, at all times that such Class B Director serves as a Director; provided, however, that the Company understands and agrees that any Class B Director may disclose information he or she obtains while serving as a member of the Board to any Class B Holder that has delivered a confidentiality agreement to the Company acceptable to the Company in its sole discretion and that the Class B Directors do not owe a duty to the Company not to disclose such information to the Class B Holders.

Section 2.04 Controlled Company Status. The Company shall take all commercially reasonable actions to remain a “controlled company” as defined in Rule 5615(c)(1) of the Nasdaq Listing Rules for as long as the Class B Threshold is met.

Section 2.05 Matters Requiring Class B Holder Approval. In addition to any vote or consent of the Board or the stockholders of the Company required by Law, without the approval of the stockholders holding at least a majority of the voting power of the Class B Common Stock, the Company shall not authorize, approve or ratify:

(a) distributions of Available Cash (as defined in the Limited Partnership Agreement of BCH (the “BCH Partnership Agreement”)) that exceed 2% of the aggregate book value of Class A Units (as defined in the BCH Partnership Agreement) and Class S Units (as defined in the BCH Partnership Agreement) (or, if such Equity Securities (as defined in the BCH Partnership Agreement) are listed on a national securities exchange or quoted in an automated quotation system, 2% of the aggregate market value of Class A Units and Class S Units);

(b) the entry into a material or a commercially substantive debt financing arrangement by the Company, Ben LLC or any of their respective Subsidiaries, including, without limitation, debt financing arrangements (including any security interest with respect thereto) with an aggregate principal amount that exceeds 20% of Ben LLC’s consolidated gross assets (without duplication, and excluding the assets of any trust that is a consolidated subsidiary for financial reporting purposes including, without limitation, a “custody trust,” “collective trust,” “liquid trust,” and “funding trust”) or any materially or commercially substantive change to, or action with respect to, such a debt financing arrangement, including, without limitation, any material or commercially substantive amendment, supplement, waiver or modification thereto;

(c) except in connection with any trust instrument or product offered by the Company or any Subsidiary thereof, the issuance by the Company or any Subsidiary thereof, in one transaction or a series of related transactions, of any membership interest or other equity securities in such entity that would (i) represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 5% on a fully diluted basis, as converted, exchanged or exercised basis, of any class of equity securities of the Company or any Subsidiary thereof, pursuant to a single issuance or a series of issuances over a three-year rolling time period or (ii) have designations, preferences, rights, priorities or powers that are more favorable than those of the outstanding capital stock of the Company or the applicable Subsidiary;

(d) make any determination with respect to the amount of, or any adjustment to, the Carrying Value (as defined in the BCH Partnership Agreement) of BCH pursuant to the BCH Partnership Agreement unless such determination is approved by the Audit Committee;

(e) the amendment, supplement, waiver, or modification of the Company’s Articles of Incorporation or Bylaws, the Ben LLC Limited Liability Company Agreement or the BCH Partnership Agreement;

(f) the exchange or disposition of a majority or more of the assets (including, without limitation, through merger, sale or other combination), taken as a whole, of the Company or any Subsidiary thereof in a single transaction or a series of related transactions other than an exchange or disposition to one or more Affiliates;

(g) the execution by the Company or any Subsidiary thereof of any contracts or of any amendment, supplement, waiver or modification of any existing contract which would materially change the nature of the business of the Company and its Affiliates, other than those contracts disclosed in the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the transactions contemplated by the Business Combination Agreement;

(h) the liquidation or dissolution of, or the initiation of voluntary bankruptcy proceedings for, the Company or any Significant Subsidiary thereof; and

(i) any determination under Section 3.05(b) of the BCH Partnership Agreement regarding the selection or termination of any charity.

Section 2.06 Shares Covered. This Agreement shall cover all of the shares of Class B Common Stock now owned or hereafter acquired by the Class B Holders while this Agreement remains in effect.

ARTICLE III.

RIGHT OF FIRST REFUSAL

Section 3.01 Grant. Subject to the terms of this Article III, each Class B Holder grants to each other Class B Holder the right, but not the obligation, to purchase (a “Right of First Refusal”) all or any portion of the Proposed Transfer Shares that such Class B Holder (the “Offering Class B Holder”) proposes to (a) Transfer in a transaction that would result in the automatic conversion of such shares of Class B Common Stock into shares of Class A Common Stock in accordance with the provisions of the Articles of Incorporation to (b) effect an Optional Conversion (each such Transfer or Optional Conversion, a “Proposed Transfer”), on substantially the same terms and conditions as those offered to the Proposed Transferee; provided that the consideration payable upon the exercise of any Right of First Refusal pursuant to this Article III may consist of Preferred Series A Subclass 1 Unit Accounts of BCH in an amount then convertible into the same number of shares of Class A Common Stock into which the Proposed Transfer Shares would be converted in the Proposed Transfer, or, at the option of the Exercising Class B Holder, an amount in cash per share equal to the ROFR Price. The delivery and subsequent conversion of any Preferred Series A Subclass 1 Unit Accounts of BCH transferred pursuant to the terms of this Article III shall be subject to the terms and provisions of the BCH Partnership Agreement.

Section 3.02 Notice. Each Offering Class B Holder proposing to make a Proposed Transfer must promptly, and in no event later than fifteen (15) days prior to any consummation of such Proposed Transfer, deliver a written notice (the “Proposed Transfer Notice”) to each of the original Class B Holders (or any of their respective previously designated Persons). Each such original Class B Holder shall be responsible for delivering a copy of such Proposed Transfer Notice to its respective Permitted Transferees. The Proposed Transfer Notice shall contain the material terms and conditions of the Proposed Transfer, including the number of Proposed Transfer Shares, whether the Proposed Transfer is an Optional Conversion or a Transfer, the price, the form of the consideration, the intended date of the Proposed Transfer and the identity of the Proposed Transferee, if applicable. The Proposed Transfer Notice shall constitute the Offering Class B Holder’s offer to Transfer the Proposed Transfer Shares to the other Class B Holders, which offer shall be irrevocable until the expiration of the ROFR Period.

Section 3.03 Exercise of Right of First Refusal. Upon receipt of a Proposed Transfer Notice, each Class B Holder shall have five (5) days (the “ROFR Period”) to exercise its right to purchase all or its pro rata portion (based upon the total number of shares of Class B Common Stock held by the Class B Holders other than the Offering Class B Holder) by delivery of a written notice (a “ROFR Notice”) to the Offering Class B Holder and the Company specifying the maximum number of Proposed Transfer Shares the Exercising Class B Holder elects to purchase, up to all of the Proposed Transfer Shares. If the exercises of options to purchase in the ROFR Notices exceed the number of Proposed Transfer Shares available, the Proposed Transfer Shares shall be allocated among those Class B Holders that submitted a ROFR Notice (the “Exercising Class B Holders”) pro rata based upon the total number of shares of Class B Common Stock held by the Exercising Class B Holders.

Section 3.04 Forfeiture of Rights. If a Class B Holder does not timely exercise its Right of First Refusal pursuant to this Article III, such Class B Holder shall be deemed to have waived its right to purchase any portion of the Proposed Transfer Shares pursuant to this Article III. In the event the other Class B Holders do not exercise their Right of First Refusal to purchase all of the Proposed Transfer Shares, the Offering Class B Holder shall be free to sell convert all, but not less than all, of the remaining available Proposed Transfer Shares on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being agreed that any such sale or conversion shall be consummated within thirty (30) days following the date upon which the Proposed Transfer Notice is delivered (which may be extended for a reasonable period of time, not to exceed sixty (60) days, to the extent necessary to obtain any required Government Approvals). If the Offering Class B Holder does not sell or convert all such remaining available Proposed Transfer Shares within such period of time, any such sale, conversion or other Proposed Transfer shall again be subject to the Right of First Refusal on the terms set forth in this Article III.

Section 3.05 Closing. The closing of the purchase of the Proposed Transfer Shares by the Exercising Class B Holders shall occur on the latest of (i) the date specified in the Proposed Transfer Notice and (ii) the date that is ten (10) days following the expiration of the ROFR Period. The purchase price for the shares of Proposed Transfer Shares shall be paid, at the election of each Exercising Class B Holder, either (i) in cash, or (ii) by an assignment from the Exercising Class B Holder to the Offering Class B Holder of Preferred Series A Subclass 1 Unit Accounts of BCH in the amount set forth in Section 3.01. Any Proposed Transfer Shares and any Preferred Series A Subclass 1 Unit Accounts of BCH transferred pursuant to this Article III shall be free and clear of all liens and encumbrances other than those that arise under the terms of this Agreement, the Articles of Incorporation and BCH Partnership Agreement, as appliable, and those arising under applicable state or federal securities Laws, and any conversion of any Preferred Series A Subclass 1 Unit Accounts of BCH delivered pursuant to the terms of the Article III shall be subject to the terms and provisions of the BCH Partnership Agreement.

Section 3.06 Failure to Comply. Any Proposed Transfer not made in accordance with the terms of this Article III shall be null and void ab initio, and shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company.

ARTICLE IV.

GENERAL PROVISIONS

Section 4.01 Effectiveness; Termination. This Agreement shall not be effective until the Closing. Following the Closing and subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Company and the Class B Holders as provided under Section 4.04, this Agreement (other than this Article IV) shall terminate at the earlier of (a) the date on which the Class B Threshold is no longer satisfied and (b) the date following the Closing on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. In the event the Business Combination Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.

Section 4.02 Representations of Class B Holders. Each of the Class B Holders individually represents and warrants to the Company and the other Class B Holders that: (a) the Class B Holder is a limited liability company validly existing and in good standing under the laws of the state of its jurisdiction of formation; (b) the Class B Holder has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (c) the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by all required action on the part of the Class B Holder; and (d) this Agreement has been duly and validly executed and delivered by the Class B Holder, and (assuming due authorization, execution, and delivery by the other parties hereto) this Agreement constitutes a legal, valid, and binding obligation of the Class B Holder, enforceable against the Class B Holder in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditor’s rights generally, and subject to general principles of equity).

Section 4.03 Notices. Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to David Rost, General Counsel, 325 North St. Paul Street, Suite 4850, Dallas, Texas 75201, and, if to any Class B Holder, at such Class B Holder’s address as indicated on the Company’s records. Any Person party hereto may change its address for notice at any time and from time to time by written notice to the other Persons party hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 4.03.

Section 4.04 Amendment; Waiver.

(a) The terms and provisions of this Agreement may be modified or amended only with the written approval of the Company and the Class B Holders holding a majority of the shares of Class B Common Stock then held by Class B Holders.

(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any Person party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

(c) No Person party hereto shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such Person, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d) Any Person party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.

Section 4.05 Further Assurances. The Persons party hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, the Class B Holders being deprived of the rights contemplated by this Agreement.

Section 4.06 Assignment. This Agreement may not be assigned without the express prior written consent of the other Persons party hereto, and any attempted assignment, without such consents, will be null and void; provided, however, that, without the prior written consent of any other Person party hereto, the Class B Holders may assign their respective rights and obligations under this Agreement, in whole or in part, to any Transferee of shares of Class B Common Stock that is (i) an existing Class B Holder or (ii) an Affiliate of such Class B Holder, in each case so long as such Transferee, if not already a party to this Agreement, executes and delivers to the Company a joinder to this Agreement substantially in the form of Exhibit A hereto evidencing its agreement to become a party to, and to be bound to the same extent as the Class B Holders by all of the provisions of, this Agreement (a “Permitted Transferee”); provided that, in addition to any legends required by Law, each certificate representing the shares of Class B Common Stock so transferred shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS CLASS B STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.”

This Agreement will inure to the benefit of and be binding on the Persons party hereto and their respective successors and permitted assigns.

Section 4.07 Third Parties. Except as provided for in Section 4.15 with respect to any Non-Recourse Party, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto.

Section 4.08 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEVADA, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

Section 4.09 Jurisdiction; Waiver of Jury Trial.

(a) Any Action seeking to enforce any provision of, or based upon, arising out of or related to, this Agreement shall be brought against any of the Persons party hereto in any Nevada state or United States federal court in Clark County, Nevada, and each of the Persons party hereto hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such Action and waives any objection to venue laid therein. Process in any such Action may be served on any Person party hereto anywhere in the world, whether within or without the jurisdiction of any such court.

(b) EACH OF THE PERSONS PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY AND ALL RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 4.10 Default, Remedies and Specific Performance.

(a) Default. A party’s neglect, refusal or failure to perform any material term or obligation under this Agreement when due shall constitute a default under this Agreement.

(b) Remedies. The parties hereto shall have, and may exercise, any and all remedies at law or in equity for breach of this Agreement, including, but not limited to, specific performance, declaratory relief and monetary damages. With respect to a breach of Section 2.05, the Class B Holders, may, in addition to and not in derogation of any other remedy, seek specific provisional remedies, at their sole and exclusive option, including, but not limited to, the appointment of a receiver or examiner and preliminary injunctive relief.

(c) Specific Performance. Each Person party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other Persons party hereto would be irreparably harmed and could not be made whole by monetary damages. Each Person party hereto accordingly agrees to waive the defense in any action for specific performance that a remedy at Law would be adequate and that the Persons party hereto, in addition to any other remedy to which they may be entitled at Law or in equity, shall be entitled to specific performance of this Agreement without the posting of a bond.

(d) Attorneys’ Fees and Costs. In addition to any damages otherwise recoverable, the prevailing party in any action brought to enforce the terms of this Agreement shall be entitled to an award of reasonable attorneys’ fees and costs incurred.

Section 4.11 Entire Agreement. This Agreement sets forth the entire understanding of the Persons party hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the Persons party hereto with respect to such subject matter.

Section 4.12 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by Law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by Law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

Section 4.13 Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

Section 4.14 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, but all of which taken together shall constitute one agreement (or amendment, as applicable).

Section 4.15 No Recourse. This Agreement may only be enforced against, and any claim or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the Persons party hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any Person party hereto or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Persons party hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any Person party hereto against the other Persons party hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

Section 4.16 Pledges. Upon request of any Class B Holder at any time in which the Class B Holder wishes to pledge, hypothecate or grant security interests in any or all of the shares of Common Stock held by it, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit, the Company shall reasonably cooperate with the Class B Holder, at the sole cost and expense of the Class B Holder, in taking action reasonably necessary to facilitate any such pledge, hypothecation or grant, including delivery of customary letter agreements to lenders that such lenders may reasonably request (which may include customary agreements by the Company in respect of the exercise of remedies by such lenders).

Section 4.17 Adjustments. All references in this Agreement to shares of Common Stock shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, reclassifications, recapitalizations, reorganizations and the like occurring after the date hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Persons party hereto have executed this Stockholders Agreement on the day and year first above written.

BENEFICIENT

By:	/s/ James G. Silk
Name:	James G. Silk
Title:	Executive Vice President and Chief Legal Officer

BENEFICIENT HOLDINGS INC.

By:	/s/ Jamie Crable
Name:	Jamie Crable
Title:	Authorized Signatory

HICKS HOLDINGS OPERATING, LLC

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Sole Member

BRUCE SCHNITZER

By:	/s/ Bruce Schnitzer
Name:	Bruce Schnitzer

[Signature Page to Stockholders Agreement]

EXHIBIT A

FORM OF JOINDER TO STOCKHOLDERS AGREEMENT

, 20

Reference is made to the Stockholders Agreement, dated as of June 7, 2023, by and among Beneficient, a Nevada corporation, Beneficient Holdings Inc., Hicks Holdings Operating, LLC and Bruce Schnitzer (as amended from time to time, the “Stockholders Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Stockholders Agreement.

Each of the Company and each undersigned holder of shares of the Company (each, a “New Class B Holder”) agrees that this Joinder to the Stockholders Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.

Each undersigned New Class B Holder hereby agrees to and does become party to the Stockholders Agreement as a Class B Holder. This Joinder shall serve as a counterpart signature page to the Stockholders Agreement and by executing below each undersigned New Class B Holder is deemed to have executed the Stockholders Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

Exhibit A

IN WITNESS WHEREOF, the undersigned have duly executed this joinder as of the date first set forth above.

[NEW CLASS B STOCKHOLDER]

By:
Name:
Title:

BENEFICIENT

By:
Name:
Title:

Exhibit A